Opto Circuits Successfully Completes Acquisition of Cardiac Science
Milwaukee, Wisconsin, USA and Bangalore, Karnataka, India — December 3, 2010
Opto Circuits (India) Ltd. [BSE Code: 532391; NSE: OPTOCIRCUI] today announced that it has completed the merger of its wholly-owned subsidiary, Jolt Acquisition Company, into Cardiac Science Corporation [NASDAQ: CSCX]. As a result of the transaction, Cardiac Science has become a wholly-owned subsidiary of Opto Circuits.
The merger follows (i) Opto Circuits’ acquisition, through a tender offer by Jolt Acquisition, of approximately 77% of Cardiac Science’s outstanding common stock at a price of $2.30 per share, net to the seller in cash, without interest and less any required withholding taxes and (ii) Jolt Acquisition’s subsequent exercise of its top-up option, pursuant to which it acquired directly from Cardiac Science a sufficient amount of shares to effect a short-form merger under Delaware law, that is, without a vote or meeting of the remaining Cardiac Science stockholders. In the merger, each remaining outstanding share of Cardiac Science stock was cancelled and (other than shares held in the treasury of Cardiac Science, shares owned by Opto Circuits, Jolt Acquisition or any other direct or indirect wholly-owned subsidiary of Opto Circuits, or shares held by stockholders who properly demand and perfect appraisal rights under Delaware law) converted into the right to receive $2.30 per share, net to the holder in cash, without interest, and less any required withholding taxes.
Opto Circuits intends to delist and de-register Cardiac Science’s common stock as promptly as practicable following the effective time of the merger, and Cardiac Science’s common stock will cease to be traded on NASDAQ. Detailed instructions will be mailed to former Cardiac Science stockholders who did not tender their shares into the tender offer outlining the steps to be taken to obtain the merger consideration or exercise appraisal rights under Delaware law.
About Opto Circuits
Opto Circuits (India) Ltd. (OCI) (BSE Code: 532391; NSE Symbol: OPTOCIRCUI) is an Indian MNC in the business of design, development, manufacture and marketing of healthcare equipment and interventional products. The product profile includes pulse oximeters, patient monitoring systems, sensors, digital thermometers anesthesia and respiratory care equipment, stents, catheters and other innovative products. Some of the well-known brands marketed by Opto Circuits are Criticare, Mediaid, Unetixs and Eurocor. It is presently a Group of 14 companies with a consolidated total sales of USD $243 million/Rs.1077 crores (FY10) and it is headquartered in Bengaluru, Karnataka, India. Its key markets are the US, Europe and South East

Asia. It was ranked as one amongst 200 Best Under a Billion companies in AsiaPac by Forbes Asia in 2009, 2008. Visit us at www.optoindia.com.
About Cardiac Science
Cardiac Science develops, manufactures, and markets a family of advanced diagnostic and therapeutic cardiology devices and systems, including automated external defibrillators (AED), electrocardiograph devices (ECG/EKG), cardiac stress treadmills and systems, diagnostic workstations, Holter monitoring systems, hospital defibrillators, vital signs monitors, cardiac rehabilitation telemetry systems, and cardiology data management systems (informatics) that connect with hospital information (HIS), electronic medical record (EMR), and other information systems. The company sells a variety of related products and consumables and provides a portfolio of training, maintenance, and support services. Cardiac Science, the successor to the cardiac businesses that established the trusted Burdick®, HeartCentrix®, Powerheart®, and Quinton® brands, is headquartered in Bothell, Washington. With customers in more than 100 countries worldwide, the company has operations in North America, Europe, and Asia. For information, call 425.402.2000 or visit http://www.cardiacscience.com.
Forward-Looking Statements
This release contains forward-looking statements. Such statements are based on the current assumptions and expectations of Opto Circuits’ management and are neither promises nor guarantees. The words “believe,” “expect,” “intend,” “anticipate,” variations of such words, and similar expressions identify forward-looking statements, but their absence does not mean that the statement is not forward-looking. There can be no assurance that management’s estimates of future results will be achieved. Actual results and performance may vary significantly from those expressed or implied in such statements. The actual results of the acquisition could vary materially as a result of a number of factors, including the possibility that various closing conditions for the transaction may not be satisfied or waived. Other factors that may cause actual results to differ materially include those set forth in the reports that Cardiac Science files from time to time with the Securities and Exchange Commission, including Cardiac Science’s annual report on Form 10-K for the year ended December 31, 2009 and quarterly and current reports on Form 10-Q and 8-K.
Contact Information:
Opto Circuits Contact:
Thomas Dietiker, (310) 561-8468
IR: ir@optoindia.com
Media: media@optoindia.com
T: +91 80 2852 1040/41/42
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